1100 – 1199 West Hastings Street,
Vancouver, BC, V6E 3T5
Tel: 604-684-9384 Fax: 604-688-4670
www.quaterraresources.com

Management’s Discussion and Analysis

In respect to the Nine months ended September 30, 2007

Dated: November 7, 2007

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

A. Introduction

The following Management Discussion and Analysis (“MD&A”) of the operating results and financial condition of Quaterra Resources Inc. (the “Company”) compares results for the nine months ended September 30, 2007 (“Q3 2007”) to the nine months ended September 30, 2006 (“Q3 2006”). These statements should be read in conjunction with the financial statements for the nine months ended September 30, 2007 and the audited financial statements for the year ended December 31, 2006. All notes referenced herein may be found in the consolidated financial statements dated September 30, 2007.

The financial statements were prepared in accordance with Canadian generally accepted accounting principles. This MD&A, dated as of November 7, 2007, was prepared to conform to National Instrument 51-102 F1 and was approved by the Board of Directors prior to release.

The Company is a reporting issuer in British Columbia and Alberta and its shares trade on the Tier 2 Board of the TSX Venture Exchange (“TSX.V”) under the symbol QTA.

The Company’s reporting currency is the Canadian dollar and all dollar amounts are in Canadian dollars, unless otherwise indicated.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Additional information relating to the Company, including detailed drill results previously disclosed in news releases, is available on SEDAR at www.sedar.com. Terms of property option agreements are described more fully in the notes to the consolidated financial statements.

B. Qualified Person

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer of the Company, is the qualified person responsible for the preparation of the technical information included in this MD&A. Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has worked with both junior and senior mining companies. His exploration efforts have concentrated on North America and have resulted in several significant discoveries and led to the expansion of mineral reserves at existing operations. He served as the President and Chief Operating Officer for Western Silver Corporation from January 1998 to May, 2006. Previously, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott Corporation. Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Eugene Spiering joined the company on January 10, 2006 as Vice President of Exploration. Mr. Spiering has over 28 years of experience in the mining exploration industry. He most recently held the position of Vice President, Exploration at Rio Narcea Mines Ltd., where he managed a team that discovered two gold deposits and completed the final definition of one nickel deposit in Spain. All three of these deposits are currently in production. Prior to his tenure at Rio Narcea, Mr. Spiering held the position of senior geologist with Energy Fuels Nuclear, Inc. where his responsibilities included uranium exploration in northern Arizona and gold exploration in western US and Venezuela. He received his Bachelor of Science-Geology degree from the University of Utah. Mr. Spiering is a member of the Society of Economic Geologists, the Australasian Institute of Mining and Metallurgy and the American Association of Petroleum Geologists.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

C. Exchange information and conversion tables.

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar
	Quarter 3	Quarter 2	Quarter 1	December 31,
	Sept 30, 2007	June 30, 2007	March 31, 2007	2006	2005

Rate at end of period	0.99290	1.05930	1.15590	1.16640	1.16600
Average rate for period	1.04719	1.10031	1.17207	1.13461	1.21173
High for period	1.08680	1.15960	1.18730	1.17960	1.27320
Low for period	0.99140	1.04610	1.14980	1.09260	1.14240

www.oanda.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Information from www.onlineconversion.com

Precious metal units and conversion factors

ppb - Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm - Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz - Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t - Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g - Gram
g/tonne - gram per metric ton	1	oz/t	=	34.2857	ppm
mg - milligram	1	Carat	=	41.6660	mg/g
kg - kilogram	1	ton (avdp.)	=	907.1848	kg
ug - microgram	1	oz (troy)	=	31.1035	g

Information from www.onlineconversion.com

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

D. Description of Business

The Company acquires and explores mineral properties in the Americas. It is currently exploring for base and precious metals in Mexico and Alaska, uranium in Arizona, and copper in Nevada.

E. Description of Mineral Properties

i)	Nieves Property – Mexico

The Company initiated a 5,000-meter drilling program during September to infill mineralized zones on the Concordia-San Gregorio- Delores vein system and to test other targets on the large land block. At the end of September, three holes totaling 762 meters had been completed.

By September 30, 2007, the Company had incurred $1,308,488 for acquisition costs and $2,617,017 ($712,467 net of recovery) for exploration expenditures giving a total of $3,925,465 in gross costs on the Nieves property, or $2,020,915 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry. As at December 31, 2006, the Company had incurred $1,244,464 for acquisition costs and $2,560,841 ($656,291 net of recovery) for exploration expenditures giving a total of $3,805,305 in gross costs on the Nieves property, or $1,900,755 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry. (Note 5 (a) in the consolidated financial statements dated September 30, 2007)

ii)	Los Crestones Project – Mexico

The Company completed a six-hole, 3,043-meter core drilling program at its 100%-owned Crestones property in Durango State, Mexico during the second quarter. The first drill-holes of the program did not intersect the targeted breccia feeder vents. Assay results for the first five holes, contain a few low-grade intercepts within the hydrothermal breccia. Weakly disseminated sphalerite-galena-sulfosalts occur in silicified limestone, quartz porphyry, and hornfels. The silica breccia commonly contains minor to 5% disseminated pyrite-marcasite and minor to 5% stibnite. The mixed clast and silicified limestone breccias contain disseminated pyrite-marcasite and minor sphalerite-galena. Coarse sphalerite-galena has been observed in fault gouges.

Alteration and mineralization at Los Crestones appear to intensify to the southwest. Subsequent field mapping has identified a series of flat-dipping detachment faults that have offset the outcropping geology an estimated 500 meters to the northeast. The postulated location for the breccia feeder vent(s), based on mapping and drill sections, is southwest of the outcropping breccias in a flat area covered with a thin layer of post-mineral arroyo sediment.

Seven additional holes totalling 3,120 meters were completed during the period June-September 2007. Assays are pending.

Acquisition costs incurred to September 30, 2007 were $78,097 and exploration expenditures were $1,281,360 for a total of $1,359,457. Acquisition costs incurred to December 31, 2006 were $71,696 and exploration expenditures were $462,590 for a total of $534,286. (Note 5 in the consolidated financial statements dated September 30, 2007)

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

E. Description of Mineral Properties, continued

iii)	Uranium Project – Arizona, Utah and Wyoming

The Arizona Strip remains the focus of the Company’s uranium exploration program. Quaterra drilled a total 10,400 feet during the quarter in 6 deep holes investigating Target A01 and four of the first stratigraphic holes to examine geophysical Target A51 located approximately 2 miles to the west of A01. Data from the stratigraphic drilling at A51 is as yet inconclusive but the deep holes at Target A01 continue to be encouraging.

The A01 Target is the first of more than 200 moderate to high priority anomalies identified by the airborne VTEM geophysical program completed during the first quarter of the year. The drilling program has defined favorable alteration in the Hermit section, anomalous sulfide mineralization in the Kaibab Formation, dissolution of evaporites, breccia and anomalous mineralization in both the underlying Toroweap and Coconino Formations, and a pronounced structure at Kaibab/Toroweap contact; all indicative of the proximity of a breccia pipe structure.

Although a pipe throat has not yet been encountered in the favorable Hermit siltstone horizon, the last hole, A01-20 encountered anomalous mineralization (more than 3 times background) throughout the brecciated Toroweap section and more than 100 feet of strongly to partially altered Hermit siltstone at a position interpreted to be immediately adjacent to a pipe. At least two additional deep holes will be drilled to test A01 in the next quarter.

Acquisition costs incurred to September 30, 2007 were $2,949,254 and exploration expenditures were $3,056,801 for a total of $6,006,055. Acquisition costs incurred to December 31, 2006 were $1,125,438 and exploration expenditures were $1,079,859 for a total of $2,205,297. (Note 5 in the consolidated financial statements dated September 30, 2007)

iv)	Alaskan Properties

Duke Island – Alaska

Quaterra has signed a contract with Fugro Airborne Surveys Inc. to conduct an airborne HeliGEOTEM® (time domain electromagnetic) and magnetic geophysical survey on the Company’s Duke Island Ni sulfide project located 30 kilometers south of Ketchikan, Alaska. Weather permitting, the program is scheduled to commence in mid November. The survey is planned to cover approximately 50 square kilometers with a 388 line kilometer survey using a line spacing of 150 meters. The Fugro system will look for conductors more than four times deeper than earlier frequency domain EM surveys of the project and will focus in an area that has been interpreted as having the potential to contain higher sulfide concentrations and better metal grades than previously identified on the property.

Acquisition costs incurred to September 30, 2007 were $129,276 and exploration expenditures were $1,642,067 for a total of $1,771,343. Acquisition costs incurred to December 31, 2006 were $112,285 and exploration expenditures were $1,625,551 for a total of $1,737,836. (Note 5 in the consolidated financial statements dated September 30, 2007)

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

E. Description of Mineral Properties, continued

iv)	Alaskan Properties, continued

Seward Peninsula – Big Bar, VMS Project – Alaska

No exploration work has been conducted on the Company’s Big Bar project during the quarter. Acquisition costs incurred to September 30, 2007 were $18,461 and exploration expenditures were $727,594 for a total of $746,055. Acquisition costs incurred to December 31, 2006 were $18,461 and exploration expenditures were $712,113 for a total of $730,574. (Note 5 (e) in the consolidated financial statements dated September 30, 2007)

v)	MacArthur Property – Nevada

Exploration drilling is in progress at the Company’s MacArthur copper project near Yerington, Nevada to test the copper oxide mineralization in and around the MacArthur pit, and to systematically explore on a 500 foot grid spacing for acid soluble chalcocite/oxide mineralization north and west of the existing pit boundary. A total of approximately 12,800 feet have been drilled in 22 copper oxide holes and 16 chalcocite exploration holes.

The program has confirmed and expanded an area of shallow, partially oxidized chalcocite mineralization 1,000 feet north and west of the MacArthur copper oxide pit. Assay data from 11 drill holes in the chalcocite zone show mineralization averaging 0.23% total copper (TCu) over an average thickness of 96 feet along a strike length of approximately 3,500 feet and a width of 1,000 feet. These broad intercepts include narrower zones of higher grade mineralization of up to 0.74% TCu (See table 1). The chalcocite zone is open in all directions with the strongest mineralization to the northwest and to the south, where it is expected drilling will fill in the sparsely drilled area just north of the pit. Intrusive rocks above the chalcocite zone locally show oxide copper grades in the 0.2% to 0.3% TCu range. Additionally, twin-drilling in the MacArthur pit has encountered some chalcocite mineralization beneath the oxide mineralization; assays are pending.

MacArthur Copper Project – Chalcocite Zone. Drill Hole intercepts – September 28, 2007 – Table 1

Drill	Angle	From	To	Thickness	Total
Hole	Brg / Dip	Feet	Feet	Feet	Cu %

QMCC-1	0 0 / -90 [0]	119.0	149.0	30.0	0.20%
		179.0	204.0	25.0	0.14%
		224.0	264.0	40.0	0.54%
		289.0	303.6	14.6	0.36%

QMCC-2	0 0 / -90 [0]	34.0	115.3	81.3	0.21%
		127.0	222.7	95.7	0.24%
		320.0	339.0	19.0	0.17%
		351.2	416.8	65.6	0.18%

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

E. Description of Mineral Properties, continued

v)	MacArthur Property – Nevada, continued

MacArthur Copper Project – Chalcocite Zone.
Drill Hole intercepts – September 28, 2007 – Table 1, continued

Drill	Angle	From	To	Thickness	Total
Hole	Brg / Dip	Feet	Feet	Feet	Cu %

QMCC-3	0 0 / -90 [0]	107.0	334.0	227.0	0.22%
including		286.0	334.0	48.0	0.41%
		399.1	416.8	17.7	0.21%

QMCC-4	0 0 / -90 [0]	42.1	87.0	44.9	0.23%
including		72.0	87.0	15.0	0.39%

QMCC-5	0 0 / -90 [0]	154.0	217.6	63.6	0.17%

QMCC-6	0 0 / -90 [0]	88.3	98.3	10.0	0.15%

QMCC-7	0 0 / -90 [0]	5.0	23.0	18.0	0.15%
		89.0	134.0	45.0	0.19%
		239.0	275.1	36.1	0.42%

QMCC-8	0 0 / -90 [0]	304.0	314.0	10.0	0.14%

QMCC-9	0 0 / -90 [0]	142.4	152.5	10.1	0.12%
		254.0	264.0	10.0	0.14%

QMCC-10	0 0 / -90 [0]	95.5	144.0	48.5	0.44%
including		119.0	144.0	25.0	0.74%
		159.0	199.0	40.0	0.20%

QMCC-11	0 0 / -90 [0]	94.0	194.0	100.0	0.16%
including		145.0	158.7	13.7	0.25%

Five core holes drilled in the MacArthur pit to twin historical rotary percussion holes and provide RQD and density data all show continuous copper oxide mineralization starting at the surface (See table 2). Grades include 245 feet of 0.29% TCu in hole QMT-2 starting at the surface; 145 feet of 0.22% TCu in hole QMT-1 starting at the surface; and 46.3 feet of 0.50% TCu in hole QMT-4 starting at 37.7 feet. The Company is planning to twin an additional 15 holes with reverse circulation drilling to evaluate and confirm assays from the historical drilling.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

E. Description of Mineral Properties, continued

v)	MacArthur Property – Nevada, continued

MacArthur Copper Project – Copper Oxide Zone. Drill Hole intercepts – September 28, 2007 – Table 2

Drill	Angle	From	To	Thickness	Total
Hole	Brg / Dip	Feet	Feet	Feet	Cu %

QMT-1	0 0 / -90 [0]	0.0	145.0	145.0	0.22%
including		50.0	120.0	70.0	0.31%
		170.0	210.0	40.0	0.15%

QMT-2	210 0 / -55 [0]	0.0	245.0	245.0	0.29%
including		40.0	170.0	130.0	0.38%

QMT-3	0 0 / -90 [0]	0.0	120.0	120.0	0.24%
		220.0	275.0	55.0	0.19%

QMT-4	0 0 / -90 [0]	37.7	84.0	46.3	0.50%
		110.5	174.0	63.5	0.17%
		186.7	228.7	42.0	0.22%
		274.0	304.3	30.3	0.31%

QMT-5	195 0 / -57 [0]	36.8	112.0	75.2	0.15%
		182.0	206.0	24.0	0.21%

Acid soluble copper mineralization at MacArthur occurs as chrysocolla, copper wad (neotocite), pitch limonite, residual chalcocite and minor malachite and azurite, all hosted in medium grained, biotite, quartz monzonite. Quaterra's drilling, mapping and data compilation has shown this mineralization open on all sides.

Acquisition costs incurred to September 30, 2007 were $482,657 and exploration expenditures were $1,308,807 for a total of $1,791,464. Acquisition costs incurred to December 31, 2006 were $170,324 and exploration expenditures were $80,591 for a total of $250,915. (Note 5 in the consolidated financial statements dated September 30, 2007). A payment of $350,000 for the purchase of the PIT claims will be deducted from the final payment due to North Exploration LLC for the McArthur properties. (Note 5 of the consolidated financial statements dated September 30, 2007)

vi)	Other properties

Other properties of the Company include various properties in the USA, and Mexico. See Note 5 (g) in the consolidated financial statements dated September 30, 2007.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

F.	Mineral Property Expenditures

All mineral property expenditures, detailed by property, can be found in Note 5 of the consolidated financial statements dated September 30, 2007. The deferred mineral property costs as at September 30, 2007, were as follows:

All Mineral Properties	Year End		Additions		Change	Balance
	Balance				During	as at
	Dec 31, 2006	Q1	Q2	Q3	2007	June 30, 2007
	$	$	$	$	$	$

Summary by Expenditure
Total acquisitions	3,197,586	1,041,068	301,971	2,332,471	3,675,510	6,873,096
Total exploration	6,562,796	1,043,512	1,885,961	1,721,933	4,651,406	11,214,202
Less: cost recovery, Nieves	(1,904,550)	-	-	-	-	(1,904,550)

Total	7,855,832	2,084,580	2,187,932	4,054,404	8,326,916	16,182,748

Summary by Property
Nieves, net of cost recovery	1,900,755	17,112	14,846	88,202	120,160	2,020,915
Los Crestones	534,286	238,345	238,812	348,014	825,171	1,359,457
Uranium properties	2,205,297	1,351,275	976,688	1,472,795	3,800,758	6,006,055
Alaskan Properties	2,468,410	3,083	13,877	32,028	48,988	2,517,398
MacArthur	250,915	236,526	589,274	714,749	1,540,549	1,791,464
Yerington	-	12,306	143,512	778,326	934,144	934,144
Other properties	496,169	225,933	210,923	620,290	1,057,146	1,553,315

Total	7,855,832	2,084,580	2,187,932	4,054,404	8,326,916	16,182,748

The total mineral properties expenditure of $18,087,298, which excludes $1,904,550 recovered from Blackberry, as at September 30, 2007 was allocated as follows; 34% on Uranium properties, 21% on Nieves, 14% on both the Alaskan properties (10% on Duke Island and 4% on Big Bar) and various other properties, 10% MacArthur, and 7% on Los Crestones..

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

F. Mineral Property Expenditures, continued

Total deferred mineral property costs for the year ended December 31, 2006 are as follows:

All Mineral Properties	Year End		Additions			Change	Year End
	Balance					During	Balance
	Dec 31, 2005	Q1	Q2	Q3	Q4	2006	Dec 31, 2006
	$	$	$	$	$	$	$

Summary by Expenditure
Total acquisitions	1,547,235	122,047	119,813	664,638	743,853	1,650,351	3,197,586
Total exploration	4,114,198	389,555	566,387	651,262	841,394	2,448,598	6,562,796
Less: cost recovery, Nieves	(1,904,550)	-	-	-	-	-	(1,904,550)

Total	3,756,883	511,602	686,200	1,315,900	1,585,247	4,098,949	7,855,832

Summary by Property
Nieves, net of cost recovery	1,640,415	203,847	31,237	6,107	19,149	260,340	1,900,755
Los Crestones	79,416	3,703	86,140	89,951	275,076	454,870	534,286
Uranium properties	273,968	275,097	330,409	610,034	715,789	1,931,329	2,205,297
Alsakan Properties	1,732,600	14,228	176,143	450,461	94,978	735,810	2,468,410
MacArthur	30,484	14,727	62,271	110,848	32,585	220,431	250,915
Other properties	-	-	-	48,499	447,670	496,169	496,169

Total	3,756,883	511,602	686,200	1,315,900	1,585,247	4,098,949	7,855,832

The total mineral properties expenditure of $9,760,382, which excludes $1,904,550 recovered from Blackberry, as at December 31, 2006 was allocated as follows; 38% was spent on Nieves, 23% on Uranium properties, 25% on the Alaskan properties (8% on Duke Island and 7% on Big Bar), 6% on Los Crestones, 5% on other properties and 3% on MacArthur.

For further information on mineral properties expenditure see Note 5 of the consolidated financial statements dated September 30, 2007

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

G. Results of Operations

For the nine months ended September 30, 2007, (“Q3 2007”) the Company had a net loss of $8,261,466 compared to a net loss of $2,799,378 for the nine months ended September 30, 2006 (“Q3 2006”). Stock based compensation was $6,123,013 for Q3 2007 (Q3 2006: $2,164,630) as stock options were granted and recognized. Removing the stock based compensation results in a net loss of $2,138,453 for Q3 2007 and $634,748 for Q3 2006.

The increase of $1,503,705, in the net loss for Q3 2007, excluding stock based compensation can be explained as follows:

i)	Administration costs increased by $45,000 from $45,000 for Q3 2006 to $90,000 for Q3 2007. This is due to an increase in these fees from $5,000 to $10,000 per month.

ii)	Amortization costs increased by $26,002 from $5,027 for Q3 2006 to $31,029 for Q3 2007. This is due to the purchase of equipment and the depreciation of these assets.

iii)

Consulting services increased by $198,534 from $83,158 for Q3 2006 to $281,692 for Q3 2007. This is due to the increased activity in respect to the day to day running of the Company and the commissioning of consultants for exploration purposes.

iv)	Director and officer fees were $36,308 for Q3 2007 compared to no fees in Q3 2006. These fees are due to the new company policy of providing compensation for independent directors.

v)

Investor relation costs increased by $85,040 from $92,010 for Q3 2006 to $177,050 for Q3 2007. This is due to the fees paid during Q3 2007 to O & M Partners to provide investor relations as well as the attendance by the Company at several trade shows and the upgrade of the promotional booth and literature for these conferences.

vi)	Office and general expenses increased by $7,185 from $131,431 for Q3 2006 to $138,616 for Q3 2007. This is due to the increased activity in respect to the day to day running of the Company.

vii)	Professional fees increased by $114,393 from $80,685 for Q3 2006 to $195,078 for Q3 2007. This is due to increased legal, accounting and auditing expenses due to the increased activity of the Company.

viii)

Regulatory fees increased by $34,899 from $18,566 for Q3 2006 to $53,465 for Q3 2007. This is due to increased in TSX.V filing fees for a publicly listed company, which is based on the issued and outstanding share capital and a timing difference in the payment of these fees.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

G. Results of Operations, continued

ix)

Shareholders communications expenses increased by $76,244 from $12,507 for Q3 2006 to $88,751 for Q3 2007. This is almost exclusively due to the production and distribution of the Annual General Meeting (“AGM”) brochure in 2007. The AGM material, as per the Company’s regulatory requirements, was distributed and in 2007 the material used was of a higher production quality and distributed to a larger group than in 2006.

x)

Travel and promotion costs increased by $88,986 from $41,862 for Q3 2006 to $130,848 for Q3 2007. This is due to the increased travel of a VP exploration as well as increased travel by other consultants to inspect potential new properties. There was also an increase in travel for trade shows, and meetings with analysts and other prominent industry experts.

xi)	Salaries and benefits costs increased by $141,359 from $30,683 for Q3 2006 compared to $172,042 for Q3 2007. This increase is due to the new salary payments to the President of the Company.

xii)	Interest income increased by $151,401 from $55,928 for Q3 2006 to $207,329 for Q3 2007. This is due to considerably larger cash amounts being held in fixed term deposits.

xiii)	The Company reported a net foreign currency loss of $733,832 for Q3 2007 compared to a loss $36,198 for Q3 2006.

Since all current assets and liabilities held in US dollars as at September 30, 2007 have to be converted to Canadian dollars on consolidation at the prevailing exchange, being 0.9929, this created an exchange loss due to a weakening US dollar compared to the Canadian dollar. The Company held US dollar cash amounts, on average, of approximately US $5 million during Q3 2007 which was not the case in Q3 2006 when the average cash held was approximately US $1.3 million.

This foreign exchange loss reflects the Company’s US cash position and that the US dollar has fallen from Cdn$1.12 at June 30, 2006 to Cdn$0.9929 at September 30, 2007.

It is important to note that the majority of transactions for the Company are in US dollars and, to a lesser extent, Mexican Pesos, and therefore foreign exchange fluctuations can result in increases or decreases in these expenditures when translated to Canadian dollars.

ivx)	General exploration costs increased by $50,670 from $147,215 for Q3 2006 to $197,885 for Q3 2007. This is due to an increase in the consideration of potential new properties.

vx)	A write off of liability of $46,392 occurred during Q3 2006.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

H. Quarterly Results

The following financial data was derived from the Company’s consolidated financial statements for the current and eight previous quarters:

	Sept 30,	June 30,	March 31	Dec 31,	Sept. 30,	June 30,	March 31,	Dec, 31	Sept. 30,
	2007	2007	2007	2006	2006	2006	2006	2005	2005
	$	$	$	$	$	$	$	$	$

Operating expenses	405,391	549,223	459,451	211,786	202,843	209,825	140,987	134,585	116,018
Interest earned	(54,205)	(62,770)	(90,354)	(30,060)	(26,277)	(19,267)	(10,384)	(22,641)	(3,622)
Other income	-	-	-	-	-	-	-	(25,000)	-
Foreign exchange (gain) loss	242,974	413,887	76,971	(115,647)	29,136	4,450	2,612	81,907	66,191
General exploration	67,843	57,241	72,801	78,640	53,067	85,237	8,911	2,441	-

Loss before the undernoted	662,003	957,581	518,869	144,719	258,769	280,245	142,126	171,292	178,587

Stock-based compensation	5,834,303	15,555	273,155	880,374	1,982,373	114,500	67,757	(129,373)	460,215
Write off of reclamation bond	-	-	-	-	-	-	-	2,500	-
Accrued liabilities written off	-	-	-	6,063	(6,761)	(23,831)	(15,800)	-	-

Net Loss	6,496,306	973,136	792,024	1,031,156	2,234,381	370,914	194,083	44,419	638,802

Loss per share - basic and diluted	0.08	0.01	0.01	0.01	0.03	0.01	0.00	0.01	0.01

I. Related Party Information.

The Company is party to an agreement dated January 1, 2007 with its President, Thomas C Patton., for Mr. Patton to provide services in the capacity of President for $12,500 per month giving an annual remuneration of $150,000.

The Company is party to an agreement dated January 1, 2006 with its Vice-President of Exploration, Eugene Spiering, for Mr. Spiering to provide services in the capacity of Vice-President of Exploration for $12,500 per month giving an annual remuneration of $150,000.

The Company is party to an agreement dated March 27, 2006 with its Chief Financial Officer, Scott Hean, for Mr. Hean to provide services in the capacity of CFO for $2,500 for the first six months of service and $3,250 per month thereafter.

The Company, commencing August 22, 2006, compensates its independent directors with an annual fee of $9,000, $375 per meeting attended and any other reasonable meeting fees. The Company uses the definition of “independent” from MI 52-110 where to be independent the director must not have a direct or indirect material relationship with the Company other than that of director.

Private companies controlled by a director and an officer provided management, administration and corporate development services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and related parties, which management believes was reasonable under the circumstances. For information regarding related party expenditures, refer to Note 6 of the consolidated financial statements dated September 30, 2007.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

J. Financial Conditions, Liquidity and Capital Resources

The Company has limited financial resources and finances its operations by raising capital in the equity markets. For the near future, the Company will need to rely on the sale of such securities and/or enter into joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

The Company had a working capital balance of $6,250,880 as at September 30, 2007, compared to a working capital balance of $9,075,713 as at December 31, 2006 and $1,304,394 as at September 30, 2006.

i)	Equity financings

Nine months ended September 30, 2007

There were no equity financings during the nine months ended September 30, 2006

Year ended December 30, 2006

During the year ended December 31, 2006, the Company issued 5,247,855 units at a price of $1.75 per unit for gross proceeds of $9,183,746. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of $2.25 until expiry on June 21, 2008 (accelerated to August 20, 2007 see Note 7 (f) of the consolidated financial statements dated September 30, 2007). The Company incurred net share issuance costs of $502,596, including 291,484 shares were issued for finders’ fees valued at $510,097.

ii)	Funds raised by Stock options and share purchase warrants

Nine months ended September 30, 2007

During the three months ended September 30, 2007, 2,600,785 common shares were issued for gross proceeds of $5,698,766 from shares issued for the exercise of stock options and share purchase warrants.

During the three months ended June 30, 2007, 825,000 common shares were issued for gross proceeds of $740,950 from shares issued for the exercise of stock options and share purchase warrants.

During the three months ended March 31, 2007, 135,000 common shares were issued for gross proceeds of $83,760 from shares issued for the exercise of stock options.

Year ended December 31, 2006

During the year ended December 31, 2006 6,643,281 common shares were issued for gross proceeds of $2,582,171 from shares issued for the exercise of stock options and share purchase warrants.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

J. Financial Conditions, Liquidity and Capital Resources, continued

iii)	Exploration expenditures

Nine months ended September 30, 2007

During the three months ended September 30, 2007, the Company spent $2,606,251 mineral property costs, (excluding $1,201,000 in respect to shares issued for acquisition costs and $247,153 accrued for exploration accounts payable) of which $1,131,471 was spent on acquisition costs and $1,474,780 on exploration.

During the three months ended June 30, 2007, the Company spent $2,145,815 mineral property costs, (excluding $42,117 accrued for exploration accounts payable) of which $301,971 was spent on acquisition costs and $1,843,844 on exploration.

During the three months ended March 31, 2007, the Company spent $1,845,860 mineral property costs, (excluding $238,720 accrued for exploration accounts payable) of which $1,041,068 was spent on acquisition costs and $804,792 on exploration.

Year ended December 31, 2006

During the year ended December 31, 2006, the Company spent $3,335,212 mineral property costs, (excluding shares issued for acquisition costs and amounts accrued for exploration accounts payable) of which $1,044,352 was spent on acquisition costs and $2,290,860 on exploration.

iv)	Commitments

Over the next two years, pursuant to the terms of its option agreements and amendments thereto, the Company has the following expenditure commitments to maintain the properties and earn its interests:

1.	The Company is required to make payments for the Uranium properties.
	a.	US $40,000 on or before August 10, 2008.
	b.	US $75,000 on or before September 6, 2008.
	c.	US $135,000 on or before September 6, 2009.

2.	The Company is required to make either of the following payment options for MacArthur Claim.
	a.	Options 1
US $1,675,000 on or before January 15, 2008.
	b.	Options 2
US $100,000 on or before January 15, 2008. US $125,000 on or before January 15, 2009.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

J. Financial Conditions, Liquidity and Capital Resources, continued

iv)	Commitments

3	The Company is required to make the following payments for the Tintic mining claims.
	a.	US $20,000 on or before February 15, 2008.
	b.	US $20,000 on or before February 15, 2009.
	c.	US $275,000 on or before August 29, 2008
	d.	US $275,000 on or before August 29, 2009

4	The Company has the following potential payments for the other properties.
	a.	US $50,000 on or before March 28, 2008.
	b.	US $60,000 on or before March 28, 2009.

v)	Outstanding stock options and share purchase warrants

As at November 7, 2007, 6,345,000 stock options are “in the money” (the exercise price is less than the current share trading price) and all are exercisable. If they were exercised, the Company would realize proceeds of $11,363,580.

K. Outstanding Shares, Options and Share Purchase Warrants

i)	Issued and outstanding shares

The Company has unlimited authorized, without par value, common shares.

	Number of shares	Total

Balance as at September 30, 2007	82,131,452	$36,170,878
Issued subsequent to quarter-end
Exercise of stock options	258,000	$118,780

Balance as at November 7, 2007	82,389,452	$36,289,658

ii)	Share Purchase Warrants

As at September 30, 2007, there were no share purchase warrants outstanding.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

K. Outstanding Shares, Options and Share Purchase Warrants, continued

iii)	Stock Options

As at September 30, 2007, there were 6,558,000 stock options outstanding with a weighted average exercise price of $1.73 per share. Options currently outstanding are as follows:

Exercise	Expiry	Balance	Granted	Cancelled	Exercised	Balance
Price	Date	Sept 30, 2007		or Expired		Nov 7, 2007

$0.12	January 10, 2008	844,000	-	-	69,000	775,000
$0.34	December 8, 2008	90,000	-	-	20,000	70,000
$0.62	March 25, 2009	360,000	-	-	165,000	195,000
$0.35	August 9, 2010	583,000	-	-	4,000	579,000
$0.40	January 9, 2011	200,000	-	-	-	200,000
$1.04	March 27, 2011	125,000	-	-	-	125,000
$1.00	May 19, 2011	75,000	-	-	-	75,000
$1.12	June 12, 2011	100,000	-	-	-	100,000
$1.55	July 28, 2011	1,670,000	-	-	-	1,670,000
$1.55	August 23, 2011	100,000	-	-	-	100,000
$1.50	September 25, 2011	100,000	-	-	-	100,000
$2.05	December 18, 2011	100,000	-	-	-	100,000
$2.65	January 11, 2012	75,000	-	-	-	75,000
$2.70	February 21, 2012	25,000	-	-	-	25,000
$3.33	July 20, 2012	2,031,000	-	5,000	-	2,026,000
$3.33	August 7, 2012	80,000	-	-	-	80,000
$2.93	October 9, 2012	-	50,000	-	-	50,000

		6,558,000	50,000	5,000	258,000	6,345,000

Weighted average exercise price		$1.73	$2.93	$3.33	$0.46	$1.77

The following events occurred subsequent to the year end September 30, 2007.

(i)	On October 9, 2007, 50,000 stock options were granted to consultants with an exercise price of $2.93 and an expiry date of October 9, 2012.

(ii)	On October 14, 2007, 5,000 stock options were cancelled. These had an exercise price of $3.33 and an expiry date of July 20, 2012.

(iii)	258,000 stock options were exercised at an average price of $0.46 per share for total funds of $118,780.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

M. Off Balance Sheet

The Company did not enter into any off balance sheet transactions or commitments as defined by National Instrument 51 - 102.

N. Management’s Responsibility for Financial Information

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. The estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Critical accounting policies were disclosed in the annual audited financial statements.

Consistent with accepted policies of the Canadian junior mining industry, the Company capitalizes exploration expenditures. This decision, and the timing of the possible recognition of impairment in the mineral property value, can materially affect the reported earnings of the Company.

Management has prepared the information and representations in this annual report. The financial statements have been prepared to conform to generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this report is consistent with the data presented in the financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. These systems were designed to provide reasonable assurance that relevant and reliable financial information is produced. The independent auditors have the responsibility of auditing the annual financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of four directors, who meet at least quarterly with management and, at least annually with the external auditors to review accounting, internal control, financial reporting, and audit matters.

Certification of Interim Filing

Based on their knowledge, the President and Chief Financial Officer of the Company have reviewed the interim filing and certified that the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows. The President and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company, and they believe:

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

N. Management’s Responsibility for Financial Information, continued

(i)

the disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiary, are made known to them, particularly during the period in which the annual filings are being prepared; and

(ii)

the internal control over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Canadian generally accepted accounting principles.

Due to the small size of the Company, there is a lack of segregation of duties which is an internal control weakness. Management mitigates this risk through direct involvement of senior management in day-to-day operations. It is unlikely that this weakness can be properly addressed until the Company grows to a significant size. During the nine months ended September 30, 2007, there are no changes in the Company’s internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

O. Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not hold any known mineral reserves of any kind and does not generate any revenues from production. The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

O. Risks and Uncertainties, continued

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The ability to attract capital to the Company is dependent on movements in commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

P. Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Q. Whistleblower Policy

Effective June 30, 2005, the audit committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the Nine months ended September 30, 2007

R. Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as; changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce;, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities.